UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	April 30, 2012
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............2.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-21553				Date examination completed: August 30, 2011
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: ING Global Equity Dividend and Premium Opportunity Fund
4. Address of principal executive office (number, street, city, state, zip code): 7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                                       All items must be completed by the investment company.

2.                                       Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                                       Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

KPMG LLP Two Financial Center 60 South Street Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

ING Global Equity Dividend and Premium Opportunity Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that ING Global Equity Dividend and Premium Opportunity (the Fund), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of April 30, 2009. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2009, and, with respect to agreement of security purchases and sales, for the period August 31, 2008 through April 30, 2009:

•                  Confirmation of all securities held in book entry form by The Bank of New York Mellon (formerly, The Bank of New York) (custodian);

•                  Confirmation of securities held in book entry form by ING Bank Slaski, S.A. (affiliated sub-custodian bank);

•                  Confirmation of securities held in book entry form by Polish National Depository of Securities (foreign depository);

•                  Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•                  Reconciliation of all such securities to the books and records of the Fund, the custodian and the affiliated sub-custodian bank;

•                  Agreement of selected security purchases and sales during the period August 31, 2008 through April 30, 2009 from the books and records of the Fund to broker confirmations or bank statements.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2009, with respect to the securities reflected in the investment accounts of the Fund that are held by the affiliated sub-custodian bank pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects. We have not examined the Fund’s compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Fund, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

August 30, 2011

2

KPMG LLP Two Financial Center 60 South Street Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

ING Global Equity Dividend and Premium Opportunity Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that ING Global Equity Dividend and Premium Opportunity (the Fund), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of September 30, 2009. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2009, and, with respect to agreement of security purchases and sales, for the period April 30, 2009 through September 30, 2009:

•                  Confirmation of all securities held in book entry form by The Bank of New York Mellon (formerly, The Bank of New York) (custodian);

•                  Confirmation of securities held in book entry form by ING Bank Slaski, S.A. (affiliated sub-custodian bank);

•                  Confirmation of securities held in book entry form by Polish National Depository of Securities (foreign depository);

•                  Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•                  Reconciliation of all such securities to the books and records of the Fund, the custodian and the affiliated sub-custodian bank;

•                  Agreement of selected security purchases and sales during the period April 30, 2009 through September 30, 2009 from the books and records of the Fund to broker confirmations or bank statements.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2009, with respect to the securities reflected in the investment accounts of the Fund that are held by the affiliated sub-custodian bank pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects. We have not examined the Fund’s compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Fund, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

August 30, 2011

2

May 3, 2011

KPMG LLP

Attention:  Matt Giordano

99 High Street

Boston, MA  02110

RE:  Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2009, April 30, 2009, and September 30, 2009, and for the period from September 1, 2008 through September 30, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009, April 30, 2009, and September 30, 2009, and for the period from September 1, 2008 through September 30, 2009, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians.  We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

/s/ Shaun P. Mathews
Shaun P. Mathews
Chief Executive Officer

/s/ Todd Modic
Todd Modic
Senior Vice President and Chief Financial Officer

Appendix A

ING JPMorgan Emerging Markets Equity Portfolio

ING DFA World Equity Portfolio (fka ING Focus 5 Portfolio)

ING International Growth Opportunities Portfolio

ING Clarion Global Real Estate Portfolio

ING Janus Contrarian Portfolio

ING Artio Foreign Portfolio

ING MFS Utilities Portfolio

ING Index Plus International Equity Portfolio

ING Emerging Countries Fund

ING European Real Estate Fund

ING Global Opportunities Fund (fka ING Foreign Fund)

ING Global Equity Dividend Fund

ING Global Real Estate Fund

ING Index Plus International Equity Fund

ING International Growth Opportunities Fund

ING International Real Estate Fund

ING International SmallCap Multi-Manager Fund

ING International Value Choice Fund

ING Russia Fund

ING Global Bond Portfolio (fka ING Oppenheimer Strategic Income Portfolio)

ING Global Advantage and Premium Opportunity Fund

ING Wisdomtree Global High-Yielding Equity Index Portfolio

ING International Index Portfolio

ING Dow Jones Euro STOXX 50 Index Portfolio

ING Russell TM Global Large Cap Index 75% Portfolio

ING Global Equity Dividend and Premium Opportunity Fund

ING T.Rowe Price International Opportunities Portfolio (fka ING Marsico International Opportunities Portfolio )

ING T. Rowe Price Equity Income Portfolio

ING Morgan Stanley Global Tactical Asset Allocation Portfolio (fka ING Van Kampen Global Tactical Asset Allocation Portfolio)

ING International Capital Appreciation Fund